40-33

AIM INVESTMENTS

Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECD S.E.C.
AUG 31 2004
1086

SEC MAIL PROCESSING
RECEIVED
AUG 31 2004
WASH, D.C. 155 SECTION

August 25, 2004

VIA CERTIFIED MAIL/RRR

04043485

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Unopposed Motion to Extend the Deadline for Defendants to Move, Answer or Otherwise Plead, Order Granting Unopposed Motion of Defendants to Extend the Deadline to Move, Answer or Otherwise Plead** and **Motion and Order for Admission Pro Hac Vice** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 20 2004
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

**IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION**

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	**CIVIL ACTION NO. 04-CV-2555**
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL NA, INC., INVESCO DISTRIBUTORS INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	§	**Assigned: Hon. Vanessa Gilmore**
Defendants.	§	

**ORDER GRANTING UNOPPOSED MOTION OF DEFENDANTS
TO EXTEND THE DEADLINE TO MOVE, ANSWER OR OTHERWISE PLEAD**
(#39)

THE COURT, having considered the Unopposed Motion to Extend the Deadline for Defendants to Move, Answer or Otherwise Plead (the "Motion"), is of the opinion that the Motion has merit and, in all respects, should be GRANTED; it is therefore

ORDERED that the deadline for Defendants INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS INC A I M Advisors, Inc. and A I M Distributors, Inc. to move, answer, or otherwise plead in response to the Complaint of this case shall be extended until September 17, 2004.

SIGNED this 19th day of August, 2004.

[signature]
HONORABLE VANESSA GILMORE
UNITED STATES DISTRICT COURT JUDGE

42

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	CIVIL ACTION NO. 04-CV-2555
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	§	Assigned: Hon. Vanessa Gilmore
Defendants.	§	

UNOPPOSED MOTION TO EXTEND THE DEADLINE FOR DEFENDANTS TO MOVE, ANSWER OR OTHERWISE PLEAD

Pursuant to Fed. R. Civ. P. 12, Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors Inc., A I M Advisors, Inc. and A I M Distributors, Inc. file this ***Unopposed*** Motion to Extend the Defendants' Deadline to September 17, 2004 to Move, Answer or Otherwise Plead in response to Plaintiffs' Complaint, and, in support hereof, would show the Court as follows:

1. *Berdat, et al., v. INVESCO Funds Group, Inc., et al.*, Cause No. 04-CV-2555, was filed initially in the Middle District of Florida, Tampa Division, on April 29, 2004. The parties initially addressed procedural issues on moving the instant action to the Southern District of Texas, where Defendants contend proper venue lies. On June 23, 2004, the presiding judge, the Honorable Susan Bucklew, entered an Order Transferring this Case to the Southern District of Texas, Houston Division. On July 7, 2004, this case was docketed in the Southern District of Texas and assigned to this Court.

2. Since then, Defendants filed a motion to consolidate for pretrial purposes this case with the first-filed case, *Papia, et al. v. A I M Advisors, Inc., et al.*, No. 04-CV-2583, pending before the Honorable Nancy Atlas, which was also initially filed in the Middle District of Florida, Tampa Division, but transferred to the Southern District of Texas. Consistent with the Southern District of Texas' local rules, Defendants asked that the consolidation occur in the Court of the first-filed case, *Papia*. Plaintiffs are unopposed to that motion to consolidate.

3. Given the length of the pleadings and the other procedural issues that were first addressed, Defendants are continuing to prepare their response to the Complaint. In light of scheduling issues, Defendants seek to extend the deadline by which they move, answer or otherwise plead in response to the Original Complaint. Plaintiffs' counsel, Robin Harrison, confirmed for Defendants that Plaintiffs are unopposed to the requested extension. This extension is not sought for delay but so that justice may be done.

Prayer

WHEREFORE, Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors Inc., A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that the Court enter an order extending the deadline for Defendants to move, answer or otherwise plead in response to the Complaint until September 17, 2004.

DATED: August 17, 2004

Respectfully submitted,

By: ______________________

Charles S. Kelley
State Bar No. 11199580
Fed. I.D. No. 15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002-2730
(713) 221-1651 / (713) 224-6410 (Facsimile)

ATTORNEY-IN-CHARGE FOR DEFENDANTS INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS INC., A I M ADVISORS, INC., AND A I M DISTRIBUTORS, INC.

OF COUNSEL:

Daniel A. Pollack
Fed. I.D. No. 9207
Ed McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 W. 47th St.
New York, NY 10036
(212) 575-4700 / (212) 575-6560 (Facsimile)

Jeremy Gaston
State Bar No. 24012685
Christopher Richart
State Bar No. 24033119
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana St., Suite 3600
Houston, Texas 77002
(713) 221-1651 / (713) 224-6410 (Facsimile)

CERTIFICATE OF CONFERENCE

I hereby certify that on August 13, 2004, I received a voice-mail message from Robin Harrison, counsel for Plaintiffs, who indicated that Plaintiffs were unopposed to an extension until September 17, 2004 for Defendants to move, answer or otherwise plead in response to the Complaint.

Charles S. Kelley

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served upon the following counsel of record via first class mail, postage prepaid on this 17 day of August, 2004.

Robin L. Harrison
Campbell Harrison & Dagley L.L.P.
909 Fannin Street, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Charles S. Kelley

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	§	
Plaintiffs,	§	
vs.	§	**CIVIL ACTION NO. 04-CV-2555**
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL NA, INC., INVESCO DISTRIBUTORS INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	§	**Assigned: Hon. Vanessa Gilmore**
Defendants.	§	

ORDER GRANTING UNOPPOSED MOTION OF DEFENDANTS
TO EXTEND THE DEADLINE TO MOVE, ANSWER OR OTHERWISE PLEAD

THE COURT, having considered the Unopposed Motion to Extend the Deadline for Defendants to Move, Answer or Otherwise Plead (the "Motion"), is of the opinion that the Motion has merit and, in all respects, should be GRANTED; it is therefore

ORDERED that the deadline for Defendants INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS INC A I M Advisors, Inc. and A I M Distributors, Inc. to move, answer, or otherwise plead in response to the Complaint of this case shall be extended until September 17, 2004.

SIGNED this ____ day of __________, 2004.

____
HONORABLE VANESSA GILMORE
UNITED STATES DISTRICT COURT JUDGE

UNITED STATES DISTRICT COURT	SOUTHERN DISTRICT OF TEXAS

MOTION & ORDER
FOR ADMISSION ***PRO HAC VICE***

Division	Houston	Action Number	4:04cv02555
DOLORES BERDAT, et al, Plaintiffs			
Versus			
INVESCO FUNDS GROUP, INC., et al, Defendants			

This lawyer, who is admitted either to the State Bar of Texas or to another federal district court:

Name	James C. Bradley, Esquire
Firm	Richardson, Patrick, Westbrook & Brickman, L.L.C.
Street	174 East Bay Street
City & Zip Code	Charleston, SC 20401
Telephone	
Licensed: State & Number	South Carolina Bar No. 16611
Admitted US District Court for:	District of South Carolina

Seeks to appear as the attorney for this party:

PLAINTIFFS	
Dated: July 29, 2004	Signed: [signature]

ORDER

This lawyer is admitted *pro hac vice*.

Signed on August 19, 2004.

[signature]
United States District Judge

SDTX AA-6 (8/98)

South Carolina Bar

JAMES CHRISTOPHER BRADLEY, ESQ.

#16611 | ACTIVE
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